

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 22, 2015

John Fleming
Chief Executive Officer
TBC Global News Network, Inc.
1950 Fifth Avenue, Suite 100
San Diego, CA 92101

> **Re:** **TBC Global News Network, Inc.**
> **Form 10-12G**
> **Filed October 7, 2015**
> **File No. 000-29113**

Dear Mr. Fleming:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2015 letter.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. To the extent you are not required to register pursuant to Section 12(g) of the Exchange Act and if it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement before it becomes effective and refiling it.

Business Development, page 2

2. We note your disclosure that you have entered into a Design and License Agreement with Navy Duck, Ocean Red and Purple Penguin.com, Inc. We also note the consulting agreement with John Swartz which appears necessary to continue operations of the companies you recently acquired. In addition you disclose an agreement with Top Fan on page 16. Please file these agreements as exhibits or tell us why you are not required to do so.

Current Business of the Company, page 4

3. Please disclose whether and how you generate revenue from your freemium games, for example from the sale of additional features, and disclose recent sales figures. Regarding your pay to play games please disclose recent sales figures.

4. Please disclose whether the company currently has any agreements with celebrities to develop games or otherwise, and, if so, please file such agreements as exhibits or tell us why you are not required to do so. In addition please revise to clarify the meaning of your statement on page 5 that you have signed agreements "to reach" the artists, celebrities and athletes.

5. Please disclose how many total installs and monthly installs are for freemium games and how many are for pay to play.

Risk Factors, page 5

Games Could be Removed by Resellers Which Could Affect Revenue, page 7

6. We note your disclosure that the resellers for your games are Apple's iTunes, Google's Google Play store or Amazon. Please disclose whether the company currently has any agreements with these resellers, and, if so, please file such agreements as exhibits or tell us why you are not required to do so.

The Company's Success Is Largely Dependent on the Abilities of Its Personnel, page 10

7. If you are dependent on the services of John Swartz or others to operate these companies please revise this risk factor accordingly.

Certain Relationships and Related Transactions, page 26

8. We note your response to our prior comment 7. Please disclose in this section the related party transactions with Mr. Fleming discussed in the second paragraph of note 4 to the financial statements. See Item 404(d)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Brian F. Faulkner, Esq.